Mail Stop 3561

December 22, 2009

Dov Charney
President and Chief Executive Officer
American Apparel, Inc.
747 Warehouse Street
Los Angeles, CA 90021

      Re: **American Apparel, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2008
             Form 10-K/A for Fiscal Year Ended December 31, 2008
             Revised Definitive Proxy Statement on Schedule 14A
             Forms 10-Q for Fiscal Quarters Ended
             March 31, 2009, June 30, 2009 and September 30, 2009
             File No. 001-32697

Dear Mr. Charney:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Covenants, page 27

1.   In future filings, please revise the description of the Bank of America, Lion and
        other indebtedness to disclose the financial ratios. We also note the covenant
        violations identified on page 25. Please revise to further clarify the nature of any
        financial ratio violations and their impact on your liquidity, to the extent material.

Item 15. Exhibits, Financial Statement Schedules

2.   It appears that you do not include exhibits or schedules to some of your filed
        exhibits. As non-exclusive examples, please file a complete copy of Exhibit 10.5,
        Exhibit 10.10, Exhibit 10.11, Exhibit 10.12, and Exhibit 10.13 with your next
        Exchange Act report.

3.   We note the italicized paragraphs on page 70, including the statement that the
        representations and warranties "have been made solely for the benefit of the other
        parties" and are qualified by disclosures that "are not necessarily reflected in the
        agreement." With a view to disclosure, advise us whether you are aware of any
        specific material facts that contradict the representations and warranties. Also,
        advise us of the nature of any information that is not reflected in the filed
        agreement, and advise us of the materiality of any such information.

Signatures

4.   Please include the signature of your controller or principal accounting officer. If
        your controller or principal accounting officer has signed the Form 10-K, but the
        signature page does not indicate that the person signing occupies that position,
        then please tell us who signed in that capacity and confirm that in future filings
        you will indicate each capacity in which the officers are signing the report.
        However, if you amend the Form 10-K for other reasons, please amend the
        signature page to conform to this comment. See Instruction D(2)(b) to Form 10-
        K.

Revised Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 36

Annual Bonus Awards, page 37

5.   It does not appear that you have provided a quantitative discussion of all of the
        terms of the necessary targets to be achieved for Mr. Charney to earn his annual
        bonus. For example, we note that your Compensation Committee analyzed a
        number of factors including metrics such as your 2008 net sales; earnings before

interest, taxes, depreciation and amortization; and earnings per share, and whether performance on these metrics was within the targeted range communicated to your shareholders. In future filings, please disclose the specific performance targets used to determine the bonus amount or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please submit a supplemental letter that includes draft language to be included in the future filing, omitting the amounts of specific performance targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Nine Months Ended September 30, 2009 compared to Nine Months Ended September 30, 2008, page 36

Cost of Sales, page 37

6.   In future filings, please enhance your Results of Operations discussion to describe the extent to which variations in your sales and gross profit are attributable to increases in prices or to increases in the amount of goods sold. Your current disclosures primarily describe the impact of your retail store expansion, along with the impact of same-store sales. Please describe, to the extent material, how store markdowns or merchandise shifts to your retail outlet stores or price reductions in your wholesale segment drive sales and profitability fluctuations from period to period. See Item 303(A)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 40

Financial Covenants, page 40

7.   We note the disclosures on Form 8-K filed October 6, 2009 describing your entry into a waiver to your Credit Agreement with Lion Capital (Americas), Inc. Your disclosures within this Form 8-K and at page 40 of your Form 10-Q for the six months ended June 30, 2009 indicate that based upon your current operating plan, you anticipate violating one or more covenants under the Lion Credit Agreement or your revolving credit facility with Bank of America ('BofA') throughout the remainder of 2009. We acknowledge this language has been omitted in the Form

10-Q for the nine months ended September 30, 2009. Also, we note the cross-default provisions of your Lion Credit Agreement and revolving credit facility with BofA. In future filings, please provide comprehensive debt covenant calculations for all financial covenants within MD&A comparing your actual results to the relevant thresholds for the respective credit arrangements, unless you have determined the likelihood of default or non-compliance with covenants is remote. Discussion of your total debt to EBITDA ratio requirement, the minimum availability requirement under your BofA credit facility and the restrictions on your capital expenditures can allow an investor to gauge the possibility of future covenant violation(s) and better evaluate your liquidity position.

8. Explain to us why you did not disclose your entry into a waiver to your Credit Agreement with Lion Capital (Americas), Inc. on September 30, 2009 within the MD&A of your Form 10-Q for the nine months ended September 30, 2009.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Steve Lo at (202) 551-3394 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director